Edward A. King 617.570.1346 eking@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

January 25, 2013

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

RE: Confidential Submission of Omthera Pharmaceuticals, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

        On behalf of Omthera Pharmaceuticals, Inc., a Delaware corporation (the "Company"), we hereby confidentially submit a draft Registration Statement on Form S-1 (the "Registration Statement") of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement.

        If you have any questions with respect to this confidential submission, please call me at (617) 570-1346.

Sincerely,

/s/ Edward A. King

Edward A. King

Enclosure

cc:
Gerald L. Wisler, President and Chief Executive Officer, Omthera Pharmaceuticals, Inc.
Kingsley L. Taft, Esq., Goodwin Procter LLP
Gregory P. Rodgers, Esq., Latham & Watkins LLP